Filed Pursuant to Rule 433

Supplementing the Preliminary Prospectus Dated May 22, 2017

Registration No. 333-213625

May 23, 2017

Final Term Sheet

$40,000,000

5.25% Fixed-to-Floating Rate Subordinated Notes Due June 2027

This term sheet relates only to the securities described below and supplements and should be read together with the preliminary prospectus supplement dated May 22, 2017 and the accompanying prospectus (including the documents incorporated by reference therein) relating to those securities. Capitalized terms used in this term sheet but not defined have the meanings given to them in such preliminary prospectus supplement.

Issuer:	Heritage Commerce Corp (“HTBK”) (the “Company”)

Security:	Subordinated Notes

Aggregate Principal Amount:	$40,000,000

Rating:	Kroll Bond Rating Agency: BBB

A rating reflects only the view of the rating agency, and it is not a recommendation to buy, sell or hold the Notes. Any rating can be revised upward or downward or withdrawn at any time by a rating agency if such rating agency decides that circumstances warrant that change. Each rating should be evaluated independently of any other rating.

Trade Date:	May 23, 2017

Settlement Date:	May 26, 2017

Final Maturity (if not previously redeemed):	June 1, 2027

Coupon:

5.25% per annum, from and including the Settlement Date, to but excluding June 1, 2022, payable semi-annually in arrears. From and including June 1, 2022 to the maturity date or early redemption date, the interest rate shall reset quarterly to an interest rate per annum equal to the then current three month LIBOR rate (provided, however, that in the event three-month LIBOR is less than zero, three month LIBOR shall be deemed to be zero) plus 336.5 basis points, payable quarterly in arrears.

Issue Price to Investors:	100%

Interest Payment Dates:

Interest on the Subordinated Notes will be payable semi-annually on June 1 and December 1 of each year through June 1, 2022 and quarterly thereafter on March 1, June 1, September 1 and December 1 of each year through the maturity date or early redemption date. The first interest payment will be made on December 1, 2017.

Day Count Convention:	30/360 but excluding June 1, 2022, and, thereafter, a 360-day year and the number of days actually elapsed.

Call Provision:

The Company may, at its option, beginning with the interest payment date of June 1, 2022, and on any interest payment date thereafter, redeem the Notes, in whole or in part, at a redemption price equal to 100% of the principal amount to be redeemed plus accrued and unpaid interest to but excluding the date of redemption

Special Event Redemption:

The Company may redeem the Subordinated Notes, at its option, if (i) a change or prospective change in law occurs that could prevent HTBK from deducting interest payable on the Subordinated Notes for U.S. Federal income tax purposes, (ii) a subsequent event occurs that could preclude the Subordinated Notes from being recognized as Tier 2 capital for regulatory capital purposes, or (iii) HTBK could be required to register as an investment company pursuant to the Investment Company Act of 1940, as amended, in each case, at a redemption price equal to the aggregate principal amount of the Subordinated Notes being redeemed plus any accrued and unpaid interest to, but excluding, the date of redemption.

Underwriters’ Discount:	1.50%

Net Proceeds to Issuer (after underwriters’ discounts, but before expenses):	$39,400,000

Denominations:	$1,000 denominations and integral multiples of $1,000

Subordination & Ranking:	The Subordinated Notes will be unsecured, subordinated and:

• will rank junior in right of payment and upon HTBK’s liquidation to HTBK’s existing and all of HTBK’s future senior indebtedness;

•                  will rank equally in right of payment and upon HTBK’s liquidation with HTBK’s existing and all future indebtedness the terms of which provide that such indebtedness ranks equally with promissory notes, bonds, debentures and other evidences of indebtedness of types that include the Subordinated Notes;

•                  will rank senior in right of payment and upon HTBK’s liquidation to (i) existing junior subordinated debentures underlying outstanding trust preferred securities, and (ii) any indebtedness the terms of which provide that such indebtedness ranks junior to promissory notes, bonds, debentures and other evidences of indebtedness of types that include the Subordinated Notes; and

•                  will be effectively subordinated to all of the existing and future indebtedness, deposits and other liabilities of HTBK’s current and future subsidiaries, including without limitation, its bank subsidiary liabilities to depositors in connection with the deposits in each bank, as well as to its subsidiary’s liabilities to general creditors and liabilities arising during the ordinary course or otherwise.

Listing and Trading Markets:

The Company does not intend to list the Subordinated Notes on any securities exchange or to have the Subordinated Notes quoted on a quotation system. Currently there is no public market for the Subordinated Notes and there can be no assurances that any public market for them will develop.

Use of Proceeds:

The Company intends to use the net proceeds of the offering for general corporate purposes, including but not limited to payment of dividends, continued debt service, advances to the Bank to finance its activities and strategic acquisitions.

CUSIP / ISIN:	426927 AD1 / US426927AD10

Lead Book Running Manager:	Sandler O’Neill + Partners, L.P.

Passive Book Running Manager:	Keefe, Bruyette & Woods Inc., A Stifel Company

The Company has filed a shelf registration statement (File No. 333-213625) (including base prospectus) and related preliminary prospectus supplement dated May 22, 2017, with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement, any related applicable preliminary prospectus supplement and any other documents that the Company has filed with the SEC for more information about the Company and the offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the related preliminary prospectus supplement if you request it by calling Sandler O’Neill + Partners, L.P. toll-free at 866-805-4128 or by emailing syndicate@sandleroneill.com or by calling Keefe, Bruyette & Woods, A Stifel Company, toll-free at 800-966-1559.